

02038437

P.E 5·1·02

1-14926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Resolution on Issuance of Domestic Exchangeable Bond

We hereby inform you that the board of directors of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) has resolved to issue domestic exchangeable bond. Details are as follows:

1. Total amount of face value of bond: KRW 3,650 billion

   * The total amount of bond to be issued may change depending on the result of the public offering

2. Use of proceeds: to repurchase common shares from the Government of the Republic of Korea

3. Maturity: three years

4. Coupon rate: 3% per annum

5. Coupon payment method: semi-annual

6. Yield to maturity: 4.4%.

7. Redemption price: 104.438%.

8. Matters regarding exchange:

   (1) Exchange price:. the price will be the 110% of the Government of the Republic of Korea's common share which will be offered to the public as part of the privatization plan of KT Corporation. The actual price has not been determined.

   (2) Premium: 10%

   (3) Adjustment of exchange price: the exchange price may be adjusted upon occurrence of certain events, including share dividend, stock split or consolidation of shares and issuance of shares below market price and rights.

   (4) Call option: after one year at 150%

9. Offering date: May 21, 2002

10. Closing date: May 25, 2002

11. Listing of bond: Korea Stock Exchange

12. Trustee : Hyundai Securities Co., Ltd.

13. Board resolution date: May 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2002

KT Corporation



By: ______________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer